FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Royal Dutch Shell plc Proposes to Acquire the Minority Shares in Shell Canada Limited

LONDON, October 23/PRNewswire-FirstCall/ -- Royal Dutch Shell plc (the 'Group') today announced that it has approached the Board of Directors of Shell Canada Limited to indicate its intention to offer to acquire the minority interests in Shell Canada Limited (Toronto Stock Exchange, ticker symbol SHC), for a cash price of C$40/share.

This proposal would value Shell Canada Limited's fully diluted minority share capital at approximately C$7.7 billion. The Group owns a 78% stake in Shell Canada Limited.

The proposed acquisition follows the successful unification of the Group in 2005 and is a further step in simplifying the Group structure. Once Shell Canada Limited is fully combined with the Group, the business will benefit from a simplified organization, additional economies of scale and portfolio development in the context of the Group's global strategy.

Shell Canada Limited has built a substantial position in Canada's oil sands and is embarking on a major expansion of production and upgrading capacity. Canada is an important growth area for the Group, and the Group will be a major investor in Canada for many years to come. Bringing Shell Canada Limited fully into the Group will allow a unified technology plan between Shell Canada Limited and the Group and full access to the Group's financing capabilities. It is an opportunity to create an integrated unconventional oil business on an international scale.

Chief Executive Jeroen van der Veer commented "We think the interests of the Shell Canada Limited minority shareholders are well served by accepting the cash offer we are proposing." Van der Veer concluded "Our proposal should create the opportunity for the Group to build further on a strong position in Canada, using the strengths that only a company of our global scale can bring."

The Group has requested that the Shell Canada Limited Board establish a special committee of independent directors to supervise the preparation of a formal independent valuation and to review and make a recommendation with respect to the proposed offer. It is the Group's desire to proceed with a transaction supported by Shell Canada Limited's Board. The Group reserves the right, however, not to proceed with the making of an offer if it is unable to obtain this support. The mailing of the Group's offer will be dependent on the timing of the completion of the independent valuation, a summary of which will be included in the offer circular.

Royal Dutch Shell plc's formal offer, when made, will be conditional on more than 50 (fifty) percent of the outstanding shares (calculated on a fully diluted basis) held by the minority shareholders of Shell Canada Limited being tendered as well as other customary conditions, including the absence of any material adverse change, the obtaining of any relevant regulatory approvals and the absence of any adverse litigation, proceeding or legal prohibition in respect of the offer.

There would also be a further condition that Royal Dutch Shell plc shall have determined, or shall have been satisfied by Shell Canada Limited, that no covenant or condition exists in any agreement or instrument of Shell Canada Limited that would make it inadvisable for Royal Dutch Shell plc to proceed.

Disclaimer Statement

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management's current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements.

Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management's expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ''anticipate'', ''believe'', ''could'', ''estimate'', ''expect'', ''intend'', ''may'', ''plan'', ''objectives'', ''outlook'', ''probably'', ''project'', ''will'', ''seek'', ''target'', ''risks'', ''goals'', ''should'' and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group's products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorization of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, project delay or advancement, approvals and cost estimates; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of this presentation. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation, such as "oil in place" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575 and disclosure in our Forms 6-K file No, 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

Source: Royal Dutch Shell plc Contacts: Investor Relations - London Gerard Paulides +44-207-934-6287, New York Harold Hatchett +1-212-218-3112, Den Haag Tjerk Huysinga +31-70-377-3996; Media relations - International, US, UK Press +44-207-934-5963/3277/6238, The Netherlands and European Press +31-70-377-8750, Canada Press +1-403-399-3377

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and
b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M.C.M. Brandjes

Name: M.C.M. Brandjes Title: Company Secretary

Date: 23 October 2006